Amendment to Subadvisory Agreement

for AST WELLINGTON MANAGEMENT REAL TOTAL RETURN PORTFOLIO

Prudential Investments LLC and Wellington Management Company LLP (Subadviser) hereby agree to amend the Subadvisory Agreement, dated May 6, 2015, by and among Prudential Investments LLC, and Subadviser, pursuant to which Subadviser has been retained to provide investment advisory services to the AST Wellington Management Real Total Return Portfolio as follows;

1.       Schedule A is hereby deleted and replaced with the attached Schedule A.

IN WITNESS HEREOF, Prudential Investments LLC and Wellington Management Company LLP have duly executed this Amendment as of the effective date of this Amendment.

PRUDENTIAL INVESTMENTS LLC

By: /s/ Bradley Tobin

Name: Bradley Tobin

Title: VP, PI

wellington management company llp

By: /s/ Steven Mason

Name: Steven Mason

Title: Senior Managing Director

Effective Date as Revised: July 1, 2016

SCHEDULE A

ADVANCED SERIES TRUST

As compensation for services provided by Wellington Management Company LLP (Wellington Management), Prudential Investments LLC will pay Wellington Management an advisory fee on the net assets managed by Wellington Management that is equal, on an annualized basis, to the following:

Portfolio Advisory Fee* AST Wellington Management Real Total Return Portfolio 0.45% of average daily net assets

* In the event Wellington Management invests Portfolio assets in other pooled investment vehicles it manages or subadvises, Wellington Management will waive its subadvisory fee for the Portfolio in an amount equal to the acquired fund fee paid to Wellington Management with respect to the Portfolio assets invested in such acquired fund.  Notwithstanding the foregoing, the subadvisory fee waivers will not exceed 100% of the subadvisory fee.